Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
As of and For the Six Months Ended June 30, 2024

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited condensed consolidated statements of operations for the six months ended June 30, 2024 and its unaudited condensed consolidated balance sheet as of June 30, 2024.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for per share data, or otherwise noted.)

	Six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
			(Note1)
Revenues:
Cryptocurrency mining revenue (Note3)	91,491	91,332	12,568
Online game services and other revenues	3,151	752	103

Total net revenues	94,642	92,084	12,671
Cost of cyptocurrency mining(Note3)	(95,772)	(79,416)	(10,928)
Cost of online game services and other revenues	(9,883)	(5,689)	(783)
Total cost	(105,655)	(85,105)	(11,711)

Gross profit (loss)	(11,013)	6,979	960

Operating income (expenses):
Product development	(848)	(405)	(56)
Sales and marketing	(1,617)	(97)	(13)
General and administrative	(128,672)	(59,237)	(8,151)
Impairment of cryptocurrency	(32,733)	-	-
Impairment of mining machines	(150,204)	-	-
Realized gain on exchange digital assets	44,666	35,029	4,820
Fair value change on digital assets	-	2,055	283
Total operating expenses	(269,408)	(22,655)	(3,117)
Other operating expenses	-	(87)	(12)
Loss from operations	(280,421)	(15,763)	(2,169)

Loss on disposal of subsidiaries	-	(9)	(1)
Gain (impairment) on other investments	5,630	(3,764)	(518)
Interest expenses, net	(23,751)	(6,912)	(951)
Gain on FV of Derivative	31,264	17,947	2,470
Gain on disposal of equity investee and available-for-sale investments	1,112	-	-
Other income, net	5,023	2,754	379
Foreign transaction exchange gain (loss)	(10,855)	3,685	507
Loss from continuing operations before income taxs and share of loss in equity method investments	(271,998)	(2,062)	(283)
Income tax	-	-	-
Share of loss in equity method investments	-	(330)	(45)
Loss from continuing operations	(271,998)	(2,392)	(328)
Discontinued operations (Note2)
Loss from discontinued operation	(1,412)	-	-
Net loss	(273,410)	(2,392)	(328)
Net loss attributable to noncontrolling interest	(3,601)	(2,618)	(360)
Net income (loss) attributable to The9 Limited	(269,809)	226	32
Other comprehensive loss:
Currency translation adjustments	1,255	629	87
Total comprehensive loss	(272,155)	(1,763)	(241)
Comprehensive income (loss) attributable to:
Noncontrolling interest	(3,601)	(2,618)	(360)
The9 Limited	(268,554)	855	119
Net income (loss) attributable to holders of ordinary shares per share
- Basic and diluted	(0.31)	0.00	0.00

Weighted average number of shares outstanding
- Basic and diluted	881,666	1,275,183	1,275,183

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share data, or otherwise noted.)

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	RMB	RMB	US$
		(UNAUDITED)	(UNAUDITED)
			(Note1)
Assets
Current Assets:
Cash and cash equivalents	45,222	14,248	1,961
Accounts receivable, net of allowance for doubtful accounts	56	145	20
Advances to suppliers	-	1,000	138
Prepayments and other current assets, net of allowance for doubtful accounts	28,911	62,060	8,540
Amounts due from related parties	600	600	83
Cryptocurrencies	87,714	54,676	7,524
Cryptocurrencies, restricted	17,838	118,596	16,319
Total current assets	180,341	251,325	34,585

Investments	35,291	300,871	41,401
Call option assets	-	5,207	716
Property, equipment and software, net	94,329	62,748	8,634
Cryptocurrencies, restricted	2,409	-	-
Operating lease right-of-use assets	6,869	6,515	897
Other long-lived assets, net	44,486	41,086	5,654
Total Assets	363,725	667,752	91,887

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity
Current Liabilities:
Accounts payable	9,600	8,791	1,210
Other taxes payable	1,502	1,494	206
Advances from customers	12,714	11,578	1,593
Amounts due to related parties	11,677	11,677	1,607
Convertible notes	49,933	26,394	3,631
Conversion feature derivative liability	28,605	10,658	1,467
Interest payables	274	923	127
Short-term Bank borrowing	-	74,836	10,298
Accrued expense and other current liabilities	44,176	53,675	7,386
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	4,373	4,786	659
Deferred revenue	-	314	43
Total current liabilities	162,854	205,126	28,227
Convertible bonds	16,746	16,746	2,304
Put option liability	-	7,718	1,062
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	2,788	1,777	245
Total Liabilities	182,388	231,367	31,838

Ordinary shares contingently redeemable	-	102,638	14,124
Shareholders' Equity
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 1,391,618,893 and 2,787,963,278 shares issued and outstanding as of December 31, 2023 and June 30, 2024 respectively)	95,375	201,977	27,793
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 13,607,334 and 13,607,334 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	944	944	130
Additional paid-in capital	4,471,156	4,519,512	621,906
Statutory reserves	7,327	7,327	1,008
Accumulated other comprehensive loss	(11,742)	(11,899)	(1,637)
Accumulated deficit	(4,356,786)	(4,356,560)	(599,483)
The9 Limited shareholders' equity	206,273	361,301	49,717
Noncontrolling interest	(24,936)	(27,554)	(3,792)
Total shareholder's equity	181,337	333,747	45,925
Total liabilities, ordinary shares contingently redeemable and shareholders' equity	363,725	667,752	91,887

Note 1: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB7.2672, representing the noon buying rate on the last trading day of June 2024 (June 30, 2024`) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Discontinued operations

In January 2023, the Company ceased operations of its NFT business. The decision was primarily a result of unfavorable financial performance. The Company reclassified the operations of NFT business as discontinued operations. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale and the operations as discontinued operations as of and for the six months ended June 30, 2023. Loss from discontinued operations reflects the results of the NFT business, and does not include any allocation of general corporate overhead expense or interest expense of the Company.

Note 3: Reclassification of mining pool fee

The Company revised the accounting policy for fees deducted by the mining pool operator as stipulated in ASC 606-10-32-25, and reclassified the amount from cost of revenues and reflect as a reduction of cryptocurrency mining revenue for the six months ended June 30, 2023 and 2024. The reclassification has no impact on the Company’s gross profit (loss) and operating results for each respective period.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.